UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela

Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: April 19, 2010

     Contact:
     Blue Square-Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498

     Email: ellils@bsi.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES APPROVAL BY AUDIT
COMMITTEE AND BOARD OF DIRECTORS OF, AND SIGNING OF
PROTOCOL BY, ITS 78.35% HELD SUBSIDIARY, BLUE SQUARE REAL
ESTATE LTD. FOR PURCHASE OF LONG TERM LEASE RIGHTS OF
PROPERTY FOR DEVELOPMENT IN TEL AVIV

ROSH HAAYIN, Israel – April 19, 2010 – Blue Square – Israel Ltd. (NYSE: BSI) (the "Company") announced that on April 15, 2010, the audit committee and board of directors of its 78.35% held subsidiary, Blue Square Real Estate Ltd. ("BSRE"), approved draft agreements among BSRE, Gindi Investments 1 Ltd. and an additional entity controlled by Moshe and Yigal Gindi (together with Gindi Investments 1 Ltd., "Gindi"), as purchasers (through two subsidiaries owned 50% by BSRE and 50% by Gindi) (the "Purchasers"), and the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the "Wholesale Market Company"), as sellers (the "Sellers"), of rights to a long term lease of property in the wholesale market site in Tel Aviv (the "Property").  The signing of the final agreements is subject to approval by the shareholders of BSRE (required according to Israeli companies Law, since some of the company's controlling shareholders may have an interest on the sellers side) and the Wholesale Market Company within 49 days of the signing of the protocol, and approval by the Tel Aviv City Council.  In addition, the final agreements will be subject to approval by the Israeli Minister of the Interior within 60 days of signing such agreements.

The long term lease on the Property is until August 31, 2099, and the Purchasers, including BSRE, intend to plan, build and market on such Property an apartment buildings complex and a shopping mall (the "Project").  The Property consists of building rights of approximately 97,460 square meters, of which approximately 62,640 square meters are designated for residential use, approximately 10,320 square meters are designated for mixed use (including for residential, office and/or retirement home use), and approximately 24,500 square meters are designated for commercial use, part of which would be located on the ground floor of the residential buildings.

The Purchasers are to pay the Sellers a purchase price of NIS 950 million payable  in three installments.  In addition to the purchase price, the Sellers may be entitled to additional consideration calculated as a percentage of the sale price of apartments that are sold in the apartment buildings complex, as described in the draft agreement.

Within the framework of the purchase agreements, the Purchasers are to commit to plan and build a community sports center and a school on an approximately 10,000 square meter nearby public property and certain public community institutions on an approximately 2,430 square meter property that is within the area of the apartment building complex, and 85 parking spaces (collectively, the "Public Buildings").  The Sellers are to bear the expense of building the Public Buildings and are to pay the Purchasers a fee (linked to the Building Index) calculated as cost plus 10% plus VAT, based on certain milestones detailed in the draft agreement, up to a maximum of approximately NIS 98 to 102 million (including VAT).  Any expenses that exceed this limit are to be borne by the Purchasers.  The Purchasers also committed to build an additional 40 parking spaces and to develop, at their own expense, an open public space within the area of the Project on an area of nine dunam, which would remain under the exclusive ownership of the municipality of Tel Aviv.

The Purchasers agreed to obtain within 21 days of the signing of the protocol, a firm commitment letter from a bank, in a form acceptable to the Sellers, pursuant to which the bank would certify that it will provide the Purchasers financing to complete the purchase of the Property, subject to certain conditions.

In an agreement of principles signed with Gindi, BSRE agreed to pay 60% of the first NIS 260 million of the consideration and will be eligible to receive the excess amount (above its 50% share of the project) not later than eight years after the signing of the agreement of principles, including interest. Gindi is to provide management services for the Project in exchange for a management fee to be paid by the Purchasers and calculated as 16% of the profits from the Project, all subject to various terms of the agreement of principles between the parties.

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Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 206 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.